UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 3, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $4,337,000 Buffered Return Enhanced Notes due January 15, 2014 Linked to the S&P 500® Index

•                  $2,300,000 Buffered Notes due January 31, 2014 Linked to the S&P 500® Index

•                  $7,328,260 Performance Leveraged Upside Securities based on the Level of the S&P 500® Index due February 3, 2014

•                  $2,678,500 Contingent Income Auto-Callable Securities due January 4, 2016 Based on the Performance of the Common Stock of Starbucks Corporation

•                  $4,000,000 Fixed Rate Step-Up Callable Notes due January 3, 2030

•                  $525,000 Phoenix Autocallable Notes due January 15, 2014 Linked to the common stock of Apple Inc.

•                  $5,428,000 Enhanced Trigger Jump Securities based on the Performance of the S&P 500® Index due January 3, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 3, 2013	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

3